October 26, 2012

Amanda Ravitz
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lattice Semiconductor Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 12, 2012
File No. 000-18032

Dear Ms. Ravitz:

We have reviewed your letter to us of September 28, 2012 setting forth staff comments on the Lattice Semiconductor Corporation (the “Company” or “Lattice”) Form 10-K for the fiscal year ended December 31, 2011.

For your convenience, our responses below have been keyed to your comments. Page numbers in the responses refer to the 2011 Form 10-K as filed.

Item 1. Business, page 9

1.
We note that you "do not expect a significant disruption" in your ability to service customers despite the termination of your agreement with Avnet, Inc. Given the significant portion of your revenue attributable to your prior business with Avnet, your present disclosure does not make clear how you plan to adjust your business to address this change. Inasmuch as this change in your relationship represents a known trend, please tell us and revise future filings as appropriate to discuss this trend in more detail, including, if you expect the impact on your business and results to be negligible, the basis for your determination.

Response to Comment No. 1:

We will revise future filings to incorporate additional information similar to the following italicized language (bold emphasis added for your convenience):

On August 28, 2011, our global franchise agreement with Avnet terminated, however, we had mutually agreed to terms for the transition of inventory through December 31, 2011. Revenue from Avnet made up approximately X% and Y% of our total revenue for the relevant comparative periods of fiscal 2011. Because we and our remaining global and regional distributors worked directly with our end customers in order to transition the fulfillment of orders to replacement distributors, the impact on our business as a result of this change has been negligible. We continue to serve our end customers with a network that includes a global distributor, regional distributors, manufacturer's representatives, and our direct sales team.

Avnet provided primarily a fulfillment function for Lattice products. Meaning that the majority of the resale generated through Avnet was primarily a matter of Avnet receiving an order from the end customer and fulfilling that order. In addition, Avnet served a relatively small number of end customers in Asia. During the transition required by the termination of our global franchise agreement with Avnet, we and our other existing global and regional distributors directly contacted our end customers previously served by Avnet, instructing them of the appropriate distributor with whom to place future orders. As a result, we originally intended, and continue, to serve the Avnet end customers through a network that includes a global distributor, regional distributors, manufacturer's representatives, and our direct sales team.

We have not experienced a loss of end customers as a result of this change in distributors. All on-going customers previously served by Avnet were transitioned to a different, existing distributor.

The revenue decline we have experienced since the third quarter of 2011 is driven primarily by macro-economic factors and is unrelated to this change in distributors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Revenue, page 31

1.Throughout MD&A you frequently indicate that changes in financial measures from period to period are attributable to more than one factor, but do not quantify the effects of each factor on the change. For example, we note that in discussing your revenues by product lines you indicate that the change was due to increased demand which was partially offset by lower average selling prices. Please revise future filings to quantify the relative effect these factors. This comment also applies to disclosure in your subsequently filed periodic filings.

Response to Comment No. 2:

In future filings, we will quantify the relative effect of the various factors impacting our financial measures, as appropriate.

……………………………………………………………………………………
In connection with responding to the staff's comments, we acknowledge that:
•the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (503) 268-8000.

Sincerely,

Lattice Semiconductor Corporation

/s/ JOE BEDEWI
Joe Bedewi
Corporate Vice President and Chief Financial Officer